EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO/DEFICIENCY OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended December 31
	2008	2009	2010	2011	2012
Fixed charges:
Interest expense on indebtedness	$1,329	$1,226	$943	$1,472	$555
Noncash interest expense and other	250	210	122	516	74
Interest expense on portion of rent expense representative of interest	48	51	53	61	74

Total fixed charges	$1,627	$1,487	$1,118	$2,049	$703

Earnings (loss):
Net income (loss) before benefit for income taxes	$(18,493)	$(17,006)	$(20,093)	$(40,532)	$(17,292)
Fixed charges per above	1,627	1,487	1,118	2,049	703

Total earnings (loss)	$(16,866)	$(15,519)	$(18,975)	$(38,483)	$(16,589)

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(18,493)	$(17,006)	$(20,093)	$(40,532)	$(17,292)